EXHIBIT 12

3M COMPANY

AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

EARNINGS	Nine months Ended September 30, 2004	Year 2003	Year 2002	Year 2001	Year 2000	Year 1999

Income from continuing operations before income taxes minority interest, and cumulative effect of accounting change*	$3,466	$3,657	$3,005	$2,186	$2,974	$2,880

Add:

Interest expense	67	112	100	143	127	125

Interest component of the ESOP benefit expense	9	14	16	18	19	21

Portion of rent under operating leases representative of the interest component	38	46	40	39	39	37

Less:

Equity in undistributed income of 20-50% owned companies	4	7	10	5	10	4

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$3,576	$3,822	$3,151	$2,381	$3,149	$3,059

FIXED CHARGES

Interest on debt	58	93	100	150	141	135

Interest component of the ESOP benefit expense	9	14	16	18	19	21

Portion of rent under operating leases representative of the interest component	38	46	40	39	39	37

TOTAL FIXED CHARGES	$105	$153	$156	$207	$199	$193

RATIO OF EARNINGS TO FIXED CHARGES	34.1	25.0	20.2	11.5	15.8	15.8

* 2003 special items included a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc.   2002 and 2001 special items included net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring.  2000 special items included net pre-tax losses of $23 million.  1999 special items included net pre-tax gains of $100 million related to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced 1998 restructuring charges.